SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
FOR THE MONTH OF APRIL 2007

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

1.	Registrant's Notice of Meeting and Proxy Statement in connection with an Extraordinary General Meeting of shareholders of the Registrant to be held on April 30, 2007, attached as Exhibit 99.1 hereto.

2.	Proxy Card in connection with the Extraordinary General Meeting of shareholders of the Registrant to be held on April 30, 2007, attached as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DCAILEX cORPORATION LTD.
(Registrant)

By:  /s/ Yahel Shachar

Name:  Yahel Shachar
Title:  Chief Executive Officer

Dated: April 5, 2007